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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       Action Performance Companies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   004933 10 7
                        -------------------------------
                                 (CUSIP Number)


         Fred W. Wagenhals, 2401 West First Street, Tempe, Arizona 85281
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 January 6, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 004933 10 7                               Page 2 of 7 Pages
          -----------
-----------------------------                -----------------------------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fred W. Wagenhals     ###-##-####

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|


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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
================================================================================
                           7         SOLE VOTING POWER

                                     2,654,000
        NUMBER OF        -------------------------------------------------------
         SHARES            8         SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                     -0-
          EACH           -------------------------------------------------------
        REPORTING          9         SOLE DISPOSITIVE POWER
         PERSON
          WITH                       2,654,000
                         -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                     -0-
================================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,654,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------------                -----------------------------------
CUSIP NO. 004933 10 7                               Page 3 of 7 Pages
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-----------------------------                -----------------------------------


Item 1.  Security and Issuer

         This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Action Performance Companies, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2401 West First Street, Tempe, Arizona 85281. All information in this Amendment No. 1 reflects the two-for-one stock split effected as a stock dividend on May 28, 1996.

Item 2.  Identity and Background

  (a)    Name of Reporting Person:  Fred W. Wagenhals

  (b)    Business address:  2401 West First Street, Tempe, Arizona 85281

  (c) Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman of the Board, President and Chief Executive Officer of the Issuer located at the address set forth above. The Issuer designs and markets collectible products and consumer items that are designed to capitalize on the increasing consumer interest in motorsports.

  (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

  (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

  (f)    Citizenship: United States

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person founded the Issuer in 1992 with personal funds and acquired 2,912,000 of the shares of Common Stock at that time. In March 1994, the Reporting Person acquired an additional 52,000 shares of Common Stock with approximately $58,500 of personal funds. In February 1996, the Reporting Person sold an aggregate of 400,000 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended. As a result, the Reporting Person beneficially owns an aggregate of 2,364,000 outstanding shares of Common Stock.

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CUSIP NO. 004933 10 7                               Page 4 of 7 Pages
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-----------------------------                -----------------------------------

The Reporting Person also is the beneficial owner of 290,000 shares of Common Stock issuable upon exercise of outstanding stock options granted to him by the Issuer.

Item 4.  Purpose of Transaction

         The Reporting Person holds the Common Stock for investment purposes.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Person beneficially owns an aggregate of 2,654,000 shares, representing 19.3% of the Issuer's outstanding Common Stock.

         (b)                                        Number              Percent
                                                   of Shares           of Class
                                                   ---------           --------
         Sole Power to Vote Securities:            2,654,000            19.3%
         Shared Power to Vote Securities:                  0             0.0
         Sole Power to Dispose of Securities:      2,654,000            19.3%
         Shared Power to Dispose of Securities:            0             0.0

                  The number of shares and percentage shown includes 290,000 shares issuable upon exercise of outstanding stock options.

         (c) During the 60 days prior to and including the date of this Amendment No. 1 to Schedule 13D, the Reporting Person sold, pursuant to Rule 144 under the Securities Act of 1933, as amended, an aggregate of 200,000 shares of Common Stock as follows:

                                         Number of
                    Date                   Shares                 Price
                  --------               ---------               ------
                  12/30/96                45,000                 $17.25
                  12/31/96                10,000                 $17.50
                  12/31/96                30,000                 $17.75
                  01/02/97                25,000                 $17.50
                  01/03/97                82,500                 $17.25
                  01/06/97                 7,500                 $17.25
                                         -------
                                         200,000

         (d)      Not Applicable.

         (e)      Not applicable.

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CUSIP NO. 004933 10 7                               Page 5 of 7 Pages
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

The Purchase Agreement
----------------------

         On February 13, 1995, Mr. Francis Choi, the chairman of a manufacturer of die-cast collectibles on behalf of the Issuer, entered into a Purchase Agreement with the Issuer (the "Purchase Agreement") pursuant to which the Issuer granted to Mr. Choi the right to purchase 1,000 shares of Class A Preferred Stock, which were convertible into an aggregate of 1,000,000 shares of Common Stock beginning on May 29, 1996. A copy of the Purchase Agreement was previously filed as Exhibit 7(1) to the Reporting Person's Schedule 13D. Mr. Choi assigned his right to purchase the Class A Preferred Stock to CMC Enterprises Ltd. ("CMC") and the shares of Class A Preferred Stock were issued by the Issuer to CMC on March 29, 1995. The Issuer and Mr. Choi executed letter agreements dated April 17, 1995, and May 17, 1995, amending the Purchase Agreement to reflect the issuance of the shares to CMC and to provide that certain representations, warranties and agreements originally made by Mr. Choi would be deemed made by CMC. Copies of the letter agreements were previously filed as Exhibits 7(3) and 7(5) to the Reporting Person's Schedule 13D. A copy of the Certificate of Designation, Preferences and Rights of the Class A Preferred Stock was previously filed as Exhibit 7(6) to the Reporting Person's
Schedule 13D. CMC converted the Class A Preferred Stock into 1,000,000 shares of the Issuer's Common Stock on May 29, 1996.

Voting Trust Agreement
----------------------

         Pursuant to a Voting Trust Agreement dated February 13, 1995 among the Issuer, Mr. Choi and the Reporting Person, Mr. Choi appointed the Reporting Person as Voting Trustee and granted him the full and unqualified power to vote the shares to be issued pursuant to the Purchase Agreement for every purpose. A copy of the Voting Trust Agreement was previously filed as Exhibit 7(2) to the Reporting Person's Schedule 13D, in which the Reporting Person disclosed beneficial ownership of the shares held by CMC as a result of the Reporting Person's sole power to vote such shares as Voting Trustee under the Voting Trust Agreement. In connection with the assignment of the Purchase Agreement referred to above, CMC also succeeded to Mr. Choi's rights and obligations under the Voting Trust Agreement pursuant to the letter agreements previously filed as Exhibits 7(4) and 7(5) to the Reporting Person's Schedule 13D. The Issuer, CMC, and the Reporting Person entered into the Voting Trust Agreement in order to avoid any conflict of interest that might have occurred as a result of Mr. Choi's relationship with CMC and his position as chairman of the principal manufacturer of the Issuer's die-cast collectible products. In January 1997, the Voting Trust Agreement was terminated and the Reporting Person ceased to be the beneficial owner of any shares held by CMC.

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CUSIP NO. 004933 10 7                               Page 6 of 7 Pages
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         The descriptions of the Purchase Agreement, the Voting Trust Agreement,
and letter agreements contained in this Item 6 are qualified in their entirety by the complete texts of such documents, copies of which were previously filed as Exhibits 7(1) through 7(6) to the Reporting Person's Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.          Description of Exhibit

Exhibit 7(1) Purchase Agreement dated February 13, 1995 between Francis Choi and the Issuer.*

Exhibit 7(2) Voting Trust Agreement among the Issuer, Francis Choi and Fred W. Wagenhals dated February 13, 1995.*

Exhibit 7(3)         Letter  Agreement  dated  April  17,  1995,   amending  the
                     Purchase Agreement.*

Exhibit              7(4)  Letter  Agreement  dated May 9,  1995,  amending  the
                     Registration   Rights   Agreement   and  the  Voting  Trust
                     Agreement.*

Exhibit 7(5) Letter Agreement dated May 17, 1995, amending the Purchase Agreement, Registration Rights Agreement, and Voting Trust Agreement.*

Exhibit 7(6) Certificate of Designation, Preferences and Rights of the Series A Preferred Stock of Action Performance Companies, Inc.*

------------------------------
*Previously filed

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CUSIP NO. 004933 10 7                               Page 7 of 7 Pages
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-----------------------------                -----------------------------------


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        February  17, 1997                        /s/Fred W. Wagenhals
-----------------------------------               ------------------------------

--------------------------------------------------------------------------------
            Date                                          Signature

                                       Fred W. Wagenhals, Chairman of the Board,
                                       President and Chief Executive Officer of
                                       Action Performance Companies, Inc.
                                       ----------------------------------------
                                                     Name/Title